24-10015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 17 2002
1086

AMENDMENT NO. 2
to
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

02040560

The Bekins Acquisition Group, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

330 South Mannheim Road
Hillside, IL 60162
(708) 547-2000
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
JUN 18 2002
THOMSON FINANCIAL

Larry Marzullo
President and Chief Executive Officer
THE BEKINS ACQUISITION GROUP, INC.
330 South Mannheim Road
Hillside, Illinois 60162
(708) 547-2000

(Copy to)
John F. Adams, Esq.
Stephen A. Marcus, Esq.
SCHIFF HARDIN & WAITE
6600 Sears Tower
Chicago, Illinois 60606
(312) 258-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

4213
(Primary Standard Industrial Classification Code Number)

76-0680444
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties.

The full name and business and residential addresses, as applicable, for the significant parties are as follows:

(a) The Issuer's Directors.

Name	Business Address	Residential Address
Dale G. Aman	111 Hamilton Drive Novato, CA 94949	16 Tilden Ct. Novato, CA 94947
H. Alan Bouffard	125 Ocean Road Greenland, NH 03840	109 Portland Street South Berwick, ME 03908
W. Dean Dahle	7901 Ambassador Row Dallas, TX 75247	1667 Greathouse Rd. Waxahachie, TX 75167
George Gilbert	2228 Wirtcrest Lane, Suite G Houston, TX 77055	2338 Carleen Rd Houston, TX 77018
Howard Hagemaster	1326 Halsted Street Chicago Heights, IL 60411	8934 Bunker Hill Dr. Munster, IN 46321
Gary Hevener	7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	112 Poppy Court Walnut Creek, CA
Joseph Holl	230 Clay Avenue Lyndhurst, NJ 07071	92 Morton Drive Ramsey, NJ 07446
Larry Marzullo	330 South Manheim Road Hillside, IL 60162	442 North Canal Chicago, IL 60610
Bruce Rosene	2512 South Clearbrook Drive Arlington Heights, IL 60162	2116 Greenock Inverness, IL 60067
Robert J. Starck	12 Starck Drive Burgettstown, PA 15021	246 Rock School Road Burgettstown, PA 15021
Jeffrey K. Vreeland	535 North Avenue Plainfield, NJ 07060	46 Stage Rd. Tuckerton, NJ 08087

Larry Wells	10610 Metric, Suite 190 Dallas, TX 75243	6407 Deloache Dallas, TX 75225

(b) The Issuer's Executive Officers.

Name	**Business Address**	**Residential Address**
George Gilbert (Chairman – The Bekins Acquisition Group, Inc.)	2228 Wirtcrest, Suite G Houston, TX 77055	2338 Carleen Rd Houston, TX 77018
Larry Marzullo (President and Chief Executive Officer – The Bekins Acquisition Group, Inc.)	330 South Manheim Road Hillside, IL 60162	442 North Canal Chicago, IL 60610
H. Alan Bouffard (Treasurer – The Bekins Acquisition Group, Inc.)	125 Ocean Road Greenland, NH 03840	109 Portland Street South Berwick, ME 03908
Dale G. Aman (Vice President – The Bekins Acquisition Group, Inc.)	111 Hamilton Drive Novato, CA 94949	16 Tilden Ct. Novato, CA 94947
Robert J. Starck (Secretary – The Bekins Acquisition Group, Inc.)	246 Rock School Road Burgettstown, PA 15021	246 Stage Rd Burgettstown, PA 15021
James L. Muzzuca (Chief Operating Officer – The Bekins Company)	330 South Manheim Road Hillside, IL 60162	22848 Harbour Avenue Plainfield, IL 60544
Randy Valentino (Vice President - Chief Technology Officer – The Bekins Company)	330 South Manheim Road Hillside, IL 60162	2721 N. Windsor Drive Arlington Heights, IL 60004

Scott Ogden (General Counsel and Secretary – The Bekins Company and subsidiaries)	330 South Manheim Road Hillside, IL 60162	195 North Harbor Drive Chicago, IL 60601
Anthony Coletto (Vice President, Sales and Marketing – Bekins Worldwide Solutions, Inc.)	330 South Manheim Road Hillside, IL 60162	1632 Barberry Lane Mt. Prospect, IL 60056
Bob Polock (Vice President, Household Goods Operations – Bekins Van Lines, LLC)	330 South Manheim Road Hillside, IL 60162	1914 Jessica Court Wheaton, IL 60187
Bob Dalaskey (Vice President, Sales and Marketing – Bekins Van Lines, LLC)	330 South Manheim Road Hillside, IL 60162	1115 Tennyson Lane Naperville, IL 60540

(c) The Issuer's General Partners.

Not Applicable.

(d) Record Owner of 5% or More of Any Class of the Issuer's Equity Securities.

Name	**Business Address**
EDC Moving Systems	2228 Wirtcrest Lane, Suite G Houston, TX 77055
Tri-Valley Trade Show Services	7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568

(e) Beneficial Owner of 5% or More of Any Class of the Issuer's Equity Securities.

Name	**Business Address**
EDC Moving Systems	2228 Wirtcrest Lane, Suite G Houston, TX 77055

Tri-Valley Trade Show Services — 7567 Amador Valley Blvd.
Suite 104
Dublin, CA 94568

(f) Promoters of the Issuer.

Not Applicable.

(g) Affiliates of the Issuer.

None.

(h) Counsel to the Issuer with Respect to the Proposed Offering.

Schiff Hardin & Waite
6600 Sears Tower
Chicago, Illinois 60606
(312) 258-5500

(i) Each Underwriter with Respect to the Proposed Offering.

Not applicable.

(j) The Underwriter's Directors.

Not Applicable.

(k) The Underwriter's Officers.

Not applicable.

(l) The Underwriter's General Partners.

Not applicable.

(m) Counsel to the Underwriter.

Not applicable.

Item 2. Application of Rule 262.

(a) None.

(b) Not applicable.

Item 3. Affiliate Sales.

Not applicable.

Item 4. Jurisdictions in Which Securities Are to Be Offered.

(a) The securities are being offered solely by directors, officers and employees of the Issuer and not by underwriters, dealers or salespersons. No director, officer or employee of the Issuer will receive compensation based on the sale of the securities.

(b) The Issuer will mail offering materials to current agents of Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc., excepting those agents residing in jurisdictions where the Issuer determines that compliance with applicable securities laws is impractical or unduly burdensome.

There are approximately 270 agents of Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. located in the following states:

Alabama, Alaska, Arkansas, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Iowa, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, New York, Nevada, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Within the last twelve months, The Bekins Acquisition Group, Inc. has issued common stock to the following entities in the amounts and for the consideration shown:

Name	Number of Shares	Date	Cash Payment
A and P Moving, Inc.	400	5/9/2001	$100,000.00
A-1 Movers Transfer & Storage	400	5/9/2001	$100,000.00
AMS Relocation, Inc	400	5/9/2001	$100,000.00
Anchor Moving Systems	400	5/9/2001	$100,000.00
Boyer-Rosene Moving & Storage	600	5/9/2001	$150,000.00
Capital City Transfer, Inc.	400	5/9/2001	$100,000.00
Collins Transportation, Inc.	400	5/9/2001	$100,000.00
EDC Moving Systems	800	5/9/2001	$200,000.00
Gsell Moving & Storage	400	5/9/2001	$100,000.00

Hagemaster Moving & Storage	400	5/9/2001	$100,000.00
Hansen Bros. Transfer & Storage	400	5/9/2001	$100,000.00
Interstate Moving & Storage, Inc.	400	5/22/2001	$100,000.00
J.K. Vreeland Moving & Storage	400	5/9/2001	$100,000.00
Maffucci Storage Corp.	400	5/9/2001	$100,000.00
Midwest Moving & Storage	400	5/9/2001	$100,000.00
National Electronic Transit Corp.	400	5/9/2001	$100,000.00
National Electronic Transit Inc.	200	5/21/2001	$50,000.00
Next Level Transportation	600	5/9/2001	$150,000.00
Pacific Storage Co.	400	5/9/2001	$100,000.00
Pyramid Logistics Services, Inc.	400	5/21/2001	$100,000.00
Raleigh Bonded Warehouse	400	5/9/2001	$100,000.00
Rebel Van Lines	600	5/9/2001	$150,000.00
Sea Cure Moving, Inc.	400	5/9/2001	$100,000.00
Starck Van Lines, Inc.	400	5/9/2001	$100,000.00
Transportation Solutions, Inc.	400	5/9/2001	$100,000.00
Tri-Valley Trade Show Services	400	5/9/2001	$100,000.00
White Moving & Storage, Inc.	400	5/9/2001	$100,000.00
WinWell West Inc.	200	5/9/2001	$50,000.00
A. Frisella Moving and Storage	200	12/16/2001	$50,000.00
Berry Van Lines	400	12/18/2001	$100,000.00
Berryman Relocation	200	1/7/2002	$50,000.00
Boerman Moving and Storage	200	12/16/2001	$50,000.00
Brian Schaunessy	400	12/31/2001	$100,000.00
Rebel Van Lines	400	12/18/2001	$100,000.00
Tri-Valley Trade Show Services	400	12/16/2001	$100,000.00

The cash proceeds of the May, 2001, offering provided the Issuer's initial capitalization, intended to permit it to acquire and operate the business of The Bekins Company. That initial acquisition proposal was unsuccessful, and the proceeds were retained by the Issuer.

The cash proceeds of the December, 2001, offering were added to the Issuer's initial capitalization to provide funding to support the Issuer's ultimately successful acquisition, and future operation, of the business of The Bekins Company.

Each of the purchasers was a van line agent of Bekins Van Lines at the time of purchase.

The shares listed in this Item 5 were sold in connection with the formation of the Issuer, and in connection with the additional funding required for the purchase by the Issuer of the capital stock of The Bekins Company, in reliance on Rule 506 of Regulation D of the Securities Act of 1933, as amended, on the grounds that the offerees and purchasers were accredited investors or, if not accredited, either alone or with such purchaser's representative had such knowledge and experience in financial and business matters that such purchaser was capable of evaluating the merits and risks of investment in the securities offered.

Within the last twelve months, Bekins Van Lines Co., an indirect wholly-owned subsidiary of The Bekins Acquisition Group, Inc., has issued three-year convertible subordinated promissory notes to the following persons in the principal amounts and for the consideration shown:

Name	Shares Convertible	Date	Consideration Amount
A. Frisella Moving and Storage	200	12/16/2001	$50,000.00
Anchor Moving Storage	968	12/16/2001	$242,000.00
Boerman Moving and Storage	44	12/16/2001	$11,000.00
Boyer-Rosene Moving & Storage	1,000	3/3/2002	$250,000.00
Capital City Transfer, Inc.	160	1/23/2002	$40,000.00
EDC Moving Systems	888	12/16/2001	$222,000.00
Gsell Moving & Storage	112	12/16/2001	$28,000.00
Hagemaster Moving & Storage	76	12/16/2001	$19,000.00
Hansen Bros. Transfer & Storage	400	12/19/2001	$100,000.00
Interstate Moving & Storage, Inc.	80	12/16/2001	$20,000.00
Midwest Moving & Storage	280	12/16/2001	$70,000.00
National Electronic Transit Corp.	600	12/17/2001	$150,000.00
Starck Van Lines, Inc.	460	12/18/2001	$115,000.00
Transportation Solutions, Inc.	244	12/16/2001	$61,000.00
White Moving & Storage, Inc.	200	12/16/2001	$50,000.00
WinWell West Inc.	601	1/8/2002	$150,451.25

The three-year convertible subordinated promissory notes were sold in exchange for current payments due the purchasers from Bekins Van Lines Co. Each of the purchasers was an agent of Bekins Van Lines and was owed the funds contributed in the ordinary course of their activities as a Bekins van line agent. Each of the purchasers in this portion of the December, 2001, offering, was also a stockholder of the Issuer.

The three-year convertible subordinated promissory notes were sold in reliance on Rule 506 of Regulation D of the Securities Act of 1933, as amended, on the grounds that the offerees and purchasers were accredited investors or, if not accredited, either alone or with such purchaser's representative had such knowledge and experience in financial and business matters that such purchaser was capable of evaluating the merits and risks of investment in the securities offered.

On April 8, 2002, the Issuer sold 400 shares of its common stock to Larry Marzullo, its President and Chief Executive Officer, at a price of $250.00 per share, paid in cash. The foregoing shares were sold to Mr. Marzullo in fulfillment of obligations under his written employment agreement with the Issuer, pursuant to the exemptive provisions of Rule 701 of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The Issuer and its affiliates are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A other than pursuant to outstanding convertible notes described in Item 5 and options granted to Mr. Marzullo described in Part II, "Interest of Management and Others in Certain Transactions."

Item 7. Marketing Arrangements.

Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

Not Applicable.

Item 9. Use of a Solicitation of Interest Document.

Not Applicable.

Subject to Completion
Dated June 14, 2002

PRELIMINARY OFFERING CIRCULAR

THE BEKINS ACQUISITION GROUP, INC.
330 South Mannheim Road
Hillside, Illinois 60162
(708) 547-2000

20,000 shares of Common Stock
$50,000 per unit of 200 shares

The Bekins Acquisition Group, Inc. is a holding company formed in April, 2001. On December 31, 2001, The Bekins Acquisition Group, Inc. completed its acquisition of 100% of the capital stock of The Bekins Company in consideration of ten dollars and assumption of approximately $45.6 million of The Bekins Company's debt.

We are offering up to 20,000 shares of our common stock in units of 200 shares. Each subscriber will be entitled to purchase a maximum of 200 shares of voting common stock. Shares purchased in amounts greater than 200 shares will consist of 200 shares of voting common stock with the balance consisting entirely of non-voting common stock. Current holders of voting common stock will be entitled to purchase only non-voting common stock.

The aggregate amount of shares of common stock sold in this offering will not exceed $5 million. These securities are being offered only to our van line agents and are being offered on a best efforts basis. Agents may subscribe for common stock by offering to pay cash or to exchange payables owed to them by Bekins Van Lines, LLC or Bekins Worldwide Solutions, Inc. on a dollar for dollar basis, or any combination of cash and payables. Due to our need for cash, we will prefer all-cash subscriptions and we may decline to accept any subscriptions offering payables as consideration.

This investment involves a high degree of risk. You should read "Risk Factors" beginning on page 9.

Common Stock	Price to Agents	Underwriting Discounts and Commissions(1)	Proceeds to the Company(2)
Per Share	$250	$ -0-	$250
Maximum Total	$5,000,000	$ -0-	$5,000,000(3)

(1) The common stock will be sold by our directors, officers and employees. We will not pay any commission or other compensation to those persons for their efforts in these sales.
(2) Before deducting $200,000 in estimated offering expenses payable by us, including, among other things, printing, mailing and marketing expenses, as well as legal and accounting fees.
(3) Proceeds to the Company will consist of an indeterminate combination of cash and forgiven accounts payable.

(cover page continues)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this offering circular and the Form 1-A of which it is a part is qualified by the Securities and Exchange Commission.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other literature. These securities are offered pursuant to an exemption from registration with the Commission. However, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities are subject to substantial restrictions on transfer pursuant to applicable law and our bylaws. The securities to be issued may be resold, transferred or otherwise disposed of by you only in accordance with the bylaws and applicable federal and state securities laws. Consequently, you may find it very difficult to liquidate the securities at a time when you may desire to do so. Therefore, you must bear the economic risk of the investment for an indefinite period.

For Florida Purchasers Only:

If the purchaser is a resident of the state of Florida or is purchasing the securities within the state of Florida, the purchaser acknowledges that the purchaser has been advised and that the purchaser understands that pursuant to Subsection 517.061(11)(a) of the Florida Securities Act, the purchaser has a right to cancel the purchase of the securities, without incurring any liability to the company or any other person, within three days following the date of the execution and delivery of an agreement to purchase the securities by the purchaser or the tender of consideration for the securities, whichever comes later, and to receive back without penalty or deduction of any kind any consideration given for the securities. If the Florida purchaser wishes to exercise such right to cancellation, such purchaser should notify the company of the purchaser's intention to do so.

For Colorado Residents Only:

This information is distributed under SEC Regulation A and the rules of the Colorado Securities Division. Neither the SEC nor the Securities Division has reviewed or approved its form or content.

For New Hampshire Residents Only:

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated, 1955, as amended ("RSA"), with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under such RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of or recommended or given approval to any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective

purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

The date of this offering circular is _______________, 2002

TABLE OF CONTENTS

We have not authorized any person to give you information that differs from the information in this offering circular. You should rely only on the information contained in this offering circular. That information is accurate only as of the date stated on the cover, even if the offering circular is delivered to you or you buy our securities after that date.

SUMMARY

This section provides in question and answer format summary information about The Bekins Acquisition Group, Inc. and this offering. The information in this section is not complete and does not contain all of the information that you should carefully consider before making an investment in the common stock offered. You should read the entire offering circular carefully, including the "Risk Factors" section and documentation listed under "Additional Information." For convenience, references in this offering circular to "we," "our" or "us," mean specifically, The Bekins Acquisition Group, Inc. We also use these terms in a general sense, where appropriate, to refer to the business operations of the Bekins organization.

Questions And Answers About The Bekins Acquisition Group, Inc.

Q: Who are we?

A: We are a holding company that purchased all of the capital stock of The Bekins Company from GeoLogistics Corporation on December 31, 2001. We paid ten dollars and assumed approximately $45.6 million of The Bekins Company's debt. The Bekins Company owns all of the capital stock of Bekins Van Lines Co., which owns all ownership interests in Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Our organizational chart now appears as follows:


The Bekins Acquistion Group, Inc.
The Bekins Company
Bekins Van Lines Co.
Bekins Van Lines, LLC
Bekins Worldwide Solutions, Inc.

The Bekins Company, through its operating subsidiaries, provides interstate integrated logistics, home delivery and household goods relocation services. Bekins Van Lines Co. is a wholly-owned subsidiary of The Bekins Company. Bekins Van Lines Co. has two principal wholly-owned operating subsidiaries: Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Bekins Van Lines, LLC is the successor to the family of companies that has been providing household goods moving and storage services since 1891. Bekins Worldwide Solutions, Inc. provides commercial customers with transportation and distribution of high value products requiring specialized delivery and handling.

We provide our services primarily through independent van line agents of our operating subsidiaries, Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Our approximately 270 independent agents in the United States and their drivers provide a majority of our direct transportation services for the movement of household goods, including sales, packing, loading, hauling, unloading, unpacking, and warehousing. Independent contractor owner/operators provide a portion of the loading, hauling and unloading services. Virtually all of the power units utilized for transportation of household goods are leased to us by our van line agents and owner/operators. We provide a substantial number of trailers, which are either owned by us or leased from third parties, including our van line agents. We provide dispatch, marketing, claims processing, fleet registration, safety, billing, and other related administrative services to our van line agents.

Q: Where are we located?

A: Our principal executive offices are located at 330 South Mannheim Road, Hillside, Illinois 60162. Our telephone number is (708) 547-2000.

Q: When were we formed?

A: We were incorporated under the laws of the State of Delaware in April, 2001. In May, 2001, 28 of our van line agents purchased $2,950,000 of common stock at $50,000 per unit of 200 shares each to provide our initial operating capital.

Q: What was the nature of the transaction among us, The Bekins Company and GeoLogistics Corporation that was consummated in December, 2001?

A: On December 31, 2001, we purchased all of the capital stock of The Bekins Company from GeoLogistics Corporation for ten dollars. We also assumed approximately $45.6 million in debt of The Bekins Company. The purpose of the transaction was to make The Bekins Company entirely agent-owned.

Questions And Answers About The Offering

Q: What are we offering?

A: We are offering 20,000 shares of our common stock at a price of $250 per share, in units of 200 shares. Agents may subscribe to purchase our common stock for cash, or in exchange for payables owed by us to them on a dollar for dollar basis, or any combination of cash and payables. For example, you may offer to pay $50,000 in cash for a unit of common stock consisting of 200 shares, or you may offer to exchange $50,000 in payables owed by us to you for a unit of common stock, or you may offer to pay $22,000 in cash and exchange another $28,000 in payables owed to you for a unit of common stock. The aggregate amount of shares of common stock sold will not exceed $5 million.

Q: Who may purchase securities in the offering?

A: Our offer is being made only to our van line agents.

Q: What are the terms of the offering?

A: We will issue up to 20,000 shares of our common stock for $5,000,000. The minimum number of shares that may be purchased by a single investor is one unit, consisting of 200 shares, for $50,000. Subscriptions for our stock using cash as the method of payment will be considered for acceptance on a rolling basis as we receive them. Subscriptions for our stock using payables as part of the method of payment will be considered for acceptance beginning on the first business day that is 60 days after the date of this offering circular.

We may accept or reject any subscription for any reason. We will prefer all-cash subscriptions over exchange subscriptions, and may decline to accept either.

Q: How can I subscribe for securities in this offering?

A: If you wish to purchase shares, you should complete the subscription agreement and return it with payment to the address indicated on the form. We are not asking for, and cannot and will not accept, any commitment to purchase shares or payment for shares before our final offering circular has been qualified and we have distributed appropriate subscription agreements.

Q: What will happen to the payables that I agree to exchange for common stock?

A: If your subscription is accepted, you will have delivered to us a subscription agreement under which you agree to release us from any obligation relating to the payables listed on your subscription agreement. If your subscription is not accepted, the amount of payables we owe you will continue to be outstanding and the subscription agreement will be returned to you.

Q: What will happen if subscriptions for the offered securities exceed $5 million?

A: The order of priority for consideration of acceptance of your subscription in the event this offering is oversubscribed is, first to agents paying all cash and, then to agents offering to exchange payables for stock. If we receive subscriptions for cash that exceed $5 million before the date we consider subscriptions using payables as consideration, common stock will be allocated only among cash subscribers.

Q: Will all of the common stock I purchase have voting rights?

A: Only the first 200 shares of common stock purchased by any agent will have voting rights. If you purchase more than one unit, your shares will consist of 200 shares of voting common stock and the remainder will be non-voting common stock. For example, if two units are purchased, only 200 of the 400 shares of common stock purchased will have voting rights. Current holders of voting common stock will be entitled to purchase only non-voting common stock. In this way, all shareholder agents will have equal voting rights.

Q: Why are we engaging in an offering of our common stock?

A: To raise capital necessary to fund our operations, to pay a portion of the obligations we assumed when we acquired The Bekins Company and to pay the expenses relating to this offering.

Q: How long will the offering of common stock last?

A: The offering will continue until we confirm the sale of $5,000,000 of common stock. We may terminate the offering earlier, without prior notice to you, if we determine that we have raised enough funds for short-term operating expenses. We may also terminate the offering if we determine that the offering is no longer in our interests.

Q: Is buying our common stock risky?

A: The purchase of our common stock involves certain risks. Among other things, you should carefully read and consider the risks described under the section "Risk Factors," beginning on page 9.

Q: When will I receive certificates for my common stock?

A: You will receive certificates evidencing your shares of common stock as soon as practicable after consummation of this offering.

Q: Can we terminate the offering?

A: Yes. Our board of directors may terminate the offering at any time. If we terminate the offering, any money received from investors will be retained by us. In addition, we will not reinstate any payables exchanged for stock.

Q: What if this offering is terminated after I have paid for my shares?

A: We will retain your investment and you will continue to hold common stock in our company.

Q: Will the proceeds of the offering be placed in an escrow account?

A: No. The funds we receive will be available to us for payment of our expenses and operations as we receive them and prior to the completion of the offering. We do not require a minimum number of shares to be sold before we can use proceeds we receive.

Q: How much money will we receive from the offering?

A: The amount and nature of our gross proceeds from the offering will depend on the number of shares that are purchased and the distribution between cash and extinguished payables that we receive. We may sell securities up to an aggregate amount of $5 million, from which we will deduct expenses of the offering payable by us, estimated to be $200,000.

Q: How many shares of common stock will be outstanding after the offering?

A: The number of shares outstanding after the offering will depend on the number of shares that are purchased. If we sell all of the shares offered, we will issue 20,000 new shares of common stock and we would have 34,400 shares of common stock outstanding immediately after completion of the offering.

Q: I am a Bekins agent. Will I always be able to become a holder of your common stock?

A: No. There is no requirement that a Bekins agent be a common stock holder, and we have no obligation to offer common stock to any Bekins agents or others. We are offering common stock now to enable us to raise funds for operating and other expenses. We have no plan, intention or obligation to offer more common stock after we close this offer.

Q: What if I have additional questions?

A: Please contact Larry Marzullo, our President and Chief Executive Officer at (708) 547-3888, or George Gilbert our Chairman, at (708) 547-2139.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this offering circular, including the risk factors section, contains forward-looking statements. These statements concern our plans, expectations and objectives for future operations. Any statement that is not an historical fact is a forward-looking statement. We use the words "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," or "continue," and similar expressions to identify forward-looking statements, but some of those statements may use other phrasing. Those statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this offering circular, that could cause actual results to differ materially from those contemplated in such forward looking statements.

We believe it is important to communicate our expectations to our investors. However, you are cautioned that no forward-looking statement is a guarantee of future performance and you should not rely on the accuracy of predictions contained in forward-looking statements. There may be events in the future that we are not able to predict accurately or over which we have no control. We do not undertake any obligation to generally circulate any revisions to these forward-looking statements to reflect events or circumstances after the date of this offering circular or to reflect the occurrence of unanticipated events that may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this offering circular. These statements speak only as of the date of this offering circular.

The risk factors and other cautionary language in this offering circular provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We have not recited risks applicable to business generally. You should keep those risks in mind when considering your investment decision. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this offering circular, as well as unanticipated or unspecified events, could have a material adverse effect on our business, operating results and financial condition.

THE OFFERING

We are offering 20,000 shares of our common stock, in units of 200 shares, at a price of $50,000 per unit. Agents may offer to purchase our common stock for cash, or by exchanging payables we owe them on a dollar for dollar basis, or any combination of cash and payables. Purchasers will receive a maximum of 200 shares of voting common stock. Blocks of common stock purchased in amounts greater than 200 shares will consist of 200 shares of voting common stock and the remainder will be non-voting common stock. Current holders of voting common stock will be entitled to purchase only non-voting common stock. If all 20,000 shares offered are sold, there will be 34,400 shares of common stock outstanding. We have not registered the shares under the Securities Act of 1933 or any applicable state securities laws.

We are offering shares only to our van line agents. The right of any agent to purchase shares in this offering is subject to, among other things, our right to reject any offer to purchase in whole or in part. We are not making any recommendation to you as to whether or not you should purchase shares.

This offering will end when we confirm the purchase of $5 million of common stock. We may terminate this offering earlier, without notice to you, if we believe we have sufficient financing to fund operations and pay expenses relating to this offering. Agents have no assured right to participate in the offering. We may also terminate the offering at any time for any reason. If we terminate this offering, we will retain any funds you have paid to us. We also will not reinstate any payables we have accepted in exchange for common stock.

We established the $250 per share offering price arbitrarily. It is equal to the price paid by the organizers of our company for their shares. It bears no relationship to the assets or our prospects or to any other established criteria of value. We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.

PLAN OF DISTRIBUTION

We will distribute copies of the final form of this offering circular and subscription agreements to our van line agents after the Form 1-A, of which this offering circular is a part, is qualified by the Securities and Exchange Commission. We have not employed any brokers, dealers or underwriters in connection with the offering and will not pay any underwriting commissions, fees or discounts in connection with the offering. The members of our Executive Committee, George Gilbert, Larry Marzullo, Dale Aman, Alan Bouffard and Robert Starck may assist in the offering by being available to answer questions or making follow-up calls. These individuals will not receive any compensation other than their normal director's fees or employment compensation. We may decline to offer shares to agents located in states where we deem compliance with state securities laws to be too burdensome or impractical.

If you wish to purchase shares, you should complete the subscription agreement and return it with payment to the address indicated on the form. We are not asking for, and cannot and will not accept, any commitment to purchase shares or payment for shares before our final offering circular has been qualified and we have distributed appropriate subscription agreements.

Our van line agents may participate in this offering by delivering to us:

- a properly completed subscription agreement; and

- payment in full for the shares subscribed.

We will not pay you interest on the funds you deliver to us. We have the discretion and the exclusive right to refuse to accept, for any reason, all or part of any subscription. If we reject part, but not all, of the subscription, you will be obligated to purchase the securities for which the subscription amount has been accepted by us. We will return any excess funds from any partially accepted subscription, without interest.

We will consider subscriptions in the following order of priority:

- subscriptions for common stock using all cash as payment up to $5 million will be considered first for acceptance; and

- we will not consider for acceptance subscriptions using payables as part of the method of payment until the first business day that is 60 days after the date of this offering circular. During this period, all-cash subscriptions will continue to be considered in priority to exchange subscriptions.

Payment for the shares must be made in United States funds and may be made by certified check or cashier's check drawn on a United States bank, or a money order, payable to the order of "The Bekins Acquisition Group, Inc."

We will consider payment to have been received only upon:

- actual receipt of any check or money order;

- if you are exchanging payables, acceptance by us of the subscription agreement showing the dollar amount of payables to be exchanged for common stock; or

- actual receipt of funds through an alternative method of payment that we may approve.

After you have executed and delivered your subscription agreement, you may not revoke it. You should not execute and deliver your subscription agreement unless you are certain that you wish to purchase our shares.

We may accept or reject, in whole or in part, and for any reason, any subscriptions whether for cash or exchange of payables. We have no obligation to treat like subscribers alike. We may terminate the offering at any time and for any reason. If we terminate the offering, any money received from investors will be retained by us. In addition, we will not reinstate any payables exchanged for stock.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this offering circular before deciding whether to purchase shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of the following circumstances actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the value of the shares could decline and you may lose part or all of the value of your investment.

We have limited experience in operating The Bekins Company. We have been operating The Bekins Company only since January 1, 2002. We were recently formed to acquire The Bekins Company from its prior owner, GeoLogistics Corporation. Though we have retained former management personnel at the operating company level, we have no experience in directing the management and operations of an organization that provides services such as those provided by The Bekins Company.

You are unlikely to realize any monetary return on your investment in the shares. Rather, the benefits provided from purchasing the shares are more likely to be derived from agent ownership of our company and by keeping the agent network together as a viable business entity. As a result of limits on resale and transfer of voting rights, any increase in the underlying value of our company may not be reflected in any way in the near term in a price for the shares. We will not pay cash dividends on our common stock in the foreseeable future.

There will be no public trading market for the shares and your ability to transfer them is limited. We expect to have only a limited number of stockholders after the completion of this offering, so we do not expect that an active trading market for the shares of our common stock will develop. Without a market for your shares, their liquidity is severely diminished.

The shares are also subject to substantial restrictions on transfer. Our bylaws provide that no change in the direct or indirect ownership of the shares of common stock owned by agents may take place unless those shares have first been offered for purchase by us and the other stockholders. A change of ownership includes not only a sale of the shares, but also a change in ownership or agency status of an agent stockholder. A copy of the pertinent provisions of our bylaws appears as Appendix A to this offering circular.

We will not be subject to SEC financial statement or reporting requirements as a result of completion of this offering. This offering is made under an exemption from SEC registration. Consequently, we will not be required to provide you with the form of financial statements, proxy statements and other SEC-mandated reports (such as quarterly and annual reports) that are required of a publicly-held company. While we plan to keep our stockholders informed of our activities, those reports may not be as timely, detailed or formalized as you would obtain from an SEC-registered company.

Our future success is dependent on our ability to profitably conduct the business of The Bekins Company. The Bekins Company has had recent net losses and may not be profitable in the future. The Bekins Company reported a net loss of approximately $11.8 million for the year ended December 31, 2001, and approximately $6.4 million for the year ended

December 31, 2000. We anticipate that we will report losses in 2002 and may incur losses thereafter. Continued operating losses would have a serious adverse effect on our financial position. If we are unable to operate at a profit, you may lose your entire investment.

Our financial condition and substantial debt may adversely impact our profitability. Our total indebtedness following our acquisition of The Bekins Company was $45.6 million on a pro forma basis at January 1, 2002. Even after this offering, the proceeds of which will be used to fund operations, we will continue to be highly leveraged. Substantially all of our assets have been pledged to secure our indebtedness to our principal lender. This high concentration of debt with one lender may result in significant limitations on the continuing use of our assets in the event of a default, or our ability to secure additional debt financing from other sources.

We have recently entered into an asset based revolving credit facility with Textron Financial Corporation that restricts our use of funds. Although the facility provides us with immediate cash advances based on our levels of eligible accounts receivable, the agreement requires us to apply the proceeds of those receivables to immediate repayment of a significant portion of the cash advances. This limits our ability to generate funds for long-term purposes.

Additionally, the Textron financing agreement contains numerous financial and operating covenants restricting the manner in which we may operate. These include:

- restrictions on payments (including dividends), purchases and expenditures;
- prohibitions on dispositions and other transactions; and
- restrictions on the incurrence of additional debt.

In addition, we are required to maintain specific financial ratios and levels, including those relating to coverage of fixed charges, net worth, borrowings and capital expenditures.

We have assumed a significant amount of past-due debt from the prior Bekins operations. Of the approximately $45.6 million of debt that we assumed, approximately $15.6 million was significantly past due. If we are not successful in restructuring that debt, we may not have sufficient funds to apply to ongoing operations. While we have reached interim accommodations with a number of creditors, the agreements depend on our continuing compliance with our promised payment commitments and the continued willing forbearance of those creditors.

We may be unable to achieve expected cost savings. Our plan of operation anticipates that we will have the potential to achieve substantial cost savings through our ability to operate the company with lower costs than the former owners. Our expectations are based on assumptions as to future events, including general business and industry conditions, many of which are beyond our control and may not materialize. However, there could be factors that we are not aware of at this time or that are unforeseeable that offset the estimated cost savings of our plan of operation. As a result, actual cost savings may vary considerably in amount and/or character, or be considerably delayed.

We may not be able to recruit and retain a sufficient number of van line agents, representatives or owner/operators to carry out our growth plans. We rely on the services of agents to market our services and to act as intermediaries with customers, and on agents and owner/operators to provide a significant portion of our packing, warehousing and hauling services. A large number of van line agent contracts are terminable on short notice by the agents. We cannot assure you that these contracts will be renewed on favorable terms or at all. We cannot assure you that we will be successful in retaining van line agents or owner/operators or that van line agents or owner/operators that terminate their contracts can be replaced by equally qualified personnel. Because van line agents have the primary relationship with customers, we could experience a loss of customers if the agents that handle those customers' business terminate their relationships with us.

If van line agents retain cash or accounts receivable, our cash flow and revolving credit borrowing base availability will be reduced. When a van line agent originates a sale, the cash proceeds or accounts receivable from that sale are to be deposited with us. We then offset certain expenses and credit the van line agent with the balance. At April 4, 2002, we owed van line agents approximately $4.3 million for overdue payments of such credits, but other agents owed us an aggregate of $3.7 million as of that date. If agents do not continue to deposit account proceeds with us, our cash flow may be adversely affected. We currently operate with negative working capital.

Our "Conditional" rating from the U.S. Department of Transportation may adversely affect a customer's choice for our services. The rating, between "Satisfactory" and "Unsatisfactory," indicates that improvement is required in our compliance with DOT regulations, specifically in aspects of our past driver log maintenance and acceptance practices. However, we have no way to determine whether customers make independent inquiry concerning this rating or fail to choose our services for this reason.

Our operating results may vary significantly from quarter to quarter and annually. Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results. These factors include the seasonal nature of the logistics, moving and storage industry, and the volatility of the price of fuels. Results of operations for the quarter ending in March are typically lower than the quarters ending in June, September and December due to reduced shipments and higher operating costs in the winter months. We serve numerous industries and customers that experience significant fluctuations in demand based on economic conditions and other factors beyond our control. Demand for our services could be materially adversely affected by downturns in the business of our corporate customers or a decrease in the frequency of household moves.

Potential liability associated with accidents in the trucking industry is severe and occurrences are unpredictable. We use the services of a large number of drivers in connection with our pick-up and delivery operations. From time to time such drivers are involved in accidents. We are also subject to exposure due to workers' compensation and cargo claims expense, whether or not injuries or damage occur in the context of a traffic accident. We carry insurance to cover liability and workers' compensation claims. We cannot assure you, however, that our insurance will be adequate to cover all of our liabilities. If we were to experience a material increase in the frequency or severity of accidents, cargo claims or workers' compensation claims, or in the unfavorable resolution of existing claims, we might be required to incur substantial costs to cover those claims. In light of these circumstances, any limitations on the continued availability to us and our van line agents of liability insurance coverage at acceptable costs could have a serious adverse effect on our future financial performance.

We may not be able to successfully compete within the highly competitive relocation and logistics services industry. The relocation services business is highly competitive and fragmented. Aside from the handful of large van lines, the industry remains extremely fragmented with many small private participants that may have strong positions in local markets. The logistics industry is becoming increasingly consolidated due to, among other things, the need for global distribution networks, large vehicle fleets and global information technology systems. In addition, consolidation is driven by customers' desire for integrated services, and cross border and international delivery capability. If we are unable to successfully compete within the relocation and logistics services industry, our operating results may be adversely affected.

If we lose one or more of our government licenses or permits or become subject to more onerous government regulations, our operations could be adversely affected. Our operations are subject to a number of complex and stringent transportation, environmental, labor, employment and other laws and regulations. These laws and regulations generally require us and our agents to maintain a wide variety of certificates, permits, licenses and other approvals. Failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations, could result in substantial fines or possible revocation of our and our agents' authority to conduct operations. We cannot assure you that existing laws or regulations will not be revised or that new laws or regulations, which could have an adverse impact on our operations, will not be adopted or become applicable to us or our agents.

USE OF PROCEEDS

We will use the proceeds from this offering, together with funds from other sources identified below, for our ongoing general corporate operating working capital purposes, including application to payment of:

- past due customer claims;
- past due agent commissions;
- past due vendor claims; and
- expenses incurred in this offering.

These past due items represent approximately $15.6 million of debt incurred in the ordinary course of the prior conduct of the business. Substantially all of this debt is immediately due and payable, but is not governed by other specific terms. We intend to compromise or defer as much of our past due trade debt as possible, consistent with our need for funds for ongoing operations.

We will use our business judgment in determining the allocation of our available funds from time to time.

We have no commitments or pre-determined priorities for the use of proceeds from this offering for application to past due amounts, nor is our intended use of those proceeds dependent on the amount realized. However, to the extent that van line agents convert payables owed to them to purchase of the shares we are offering, that consequent reduction in agent payables in itself will have dictated the application of that portion of the proceeds of this offering.

ADDITIONAL FUNDING SOURCES

We have entered into an agreement with Textron Financial Corporation to provide us with a revolving credit facility. Under this arrangement, we are permitted to borrow a specified percentage of the value of various classes of our accounts receivable, against a pledge of those receivables and repayment to the lender from collection of those receivables. Because we are permitted to borrow, repay, and borrow again (as long as we pledge the required collateral and remain in compliance with other terms of the agreement), this is known as an asset-based revolving line of credit arrangement. The amount outstanding under this line of credit fluctuates weekly based on our borrowing needs and level of available receivables. Because of the seasonality of our business, we expect to need and use the maximum amount of the available line during the summer months. The interest rate that we pay fluctuates as the prime rate of interest on which it is based changes. The principal terms of the revolving credit facility include:

- availability of up to $20,000,000 for operating funds (including $5,000,000 letter of credit support);
- interest at 1% over the JP Morgan Chase Bank prime rate, but not less than 4.75%;

- funding availability of up to 85% of eligible billed accounts receivable;
- funding availability of up to 65% of eligible unbilled accounts receivable;
- loan facility secured by first priority security interest in all of our personal property;
- financial and operational covenants and restrictions.

Through March 1, 2002, various van line agents had advanced an aggregate of $368,000 to us, which we must repay to them on a 90-day, interest-free basis. We have made no offers, commitments or representations to any of those agents that we will accept subscriptions for our common stock in exchange for their advances. Those agents have not made any commitments or representations that their advances will be converted into subscriptions for our shares. These agents are unsecured creditors of our company. The advances provided by these agents were available to bridge our financial needs from the time of our acquisition of The Bekins Company to our agreement with Textron for our revolving credit facility.

While we believe that the funds available to us from the various sources indicated above will be sufficient to conduct the operations of the business on a current basis and to service the accommodations that we have reached, and plan to reach, with past-due creditors, it is possible that unforeseen circumstances could arise that require additional resources or alternative uses for available resources.

BUSINESS OF THE BEKINS ACQUISITION GROUP, INC.

The Acquisition

On December 31, 2001, we entered into a Stock Purchase Agreement dated the same date to purchase all of the capital stock of The Bekins Company from GeoLogistics Corporation. GeoLogistics is an unrelated multi-subsidiary holding company that provides air freight forwarding and logistical services on an international scale. The following summary is qualified in its entirety by reference to the complete text of the stock purchase agreement, which is filed as an exhibit to the offering statement of which this offering circular is a part. Prior to December 31, 2001, The Bekins Company conducted business as an operating subsidiary of GeoLogistics Corporation. The purpose of our acquisition was to make The Bekins Company entirely van line agent-owned.

Under the terms of the stock purchase agreement, we purchased all of the capital stock of The Bekins Company from GeoLogistics Corporation in exchange for ten dollars and the assumption of approximately $45.6 million in debt.

Plan of Operation

Our plan of operation for the twelve months following the commencement of this offering is to operate The Bekins Company substantially in the same manner as it currently operates. In management's opinion, proceeds from this offering will not provide all the cash needed for our operations. We will need the additional funds available under our revolving credit facility.

Our plans contemplate operating the company on a going-forward basis using funds provided by operations and the proceeds of this offering. Our expectation is to be able to pay agents, vendors and claimants on a timely basis. Our plan contemplates that all of the $15.6 million dollar past-due amount will be reduced or deferred to be consistent with our anticipated cash flow. We believe that, to date, we have reached accommodation agreements with those creditors necessary to permit us to continue the conduct of the business on a basis consistent with our anticipated cash flow. In order to accelerate the availability of funds, we have pledged our accounts receivable to our revolving credit facility lender, in order to have cash proceeds available prior to actual collection of receivables.

Our plan of operation also contemplates that we will reach financial accommodations or deferrals with creditors of the company whose accounts arose before our purchase at the end of December, 2001. In connection with that acquisition, we assumed an aggregate of approximately $45.6 million in total liabilities. Of that amount, approximately $15.6 million was significantly past due. Certain past due and disputed accounts have been settled by definitive payment agreements. These are:

- our settlement agreement with TMP Worldwide under which we have agreed to pay $1.0 million to TMP. These payments will be made in equal monthly installments over an eight-month period beginning on June 15, 2002.

- our settlement agreement with the U.S. Department of Justice under which we have agreed to pay $1.1 million to refund overpayments made by the federal government to Bekins Van Lines Co., which was paid on March 21, 2002. We will also pay a penalty of $900,000. Under a formal consent judgment, these payments will be made over a four-year period beginning on July 15, 2002.

We also reached agreement with some of our initial stockholders to exchange an aggregate of $1.6 million of agent balances owed to them for three-year promissory notes, bearing interest at 7% per annum, and convertible into shares of common stock at a price of $250 per share. This offering was made pursuant to Rule 506 of Regulation D of the Securities Act of 1933.

As of May 31, 2002, the $15.6 million level of debt over 60 days past due had been reduced to $9.4 million.

This $6.2 million reduction in the amount of over 60 days past due debt has been accomplished through a combination of:

- settlements ($0.6 million);
- direct payments ($1.8 million); and
- extension of maturities ($3.8 million).

To establish a more viable cash flow, we have revised our agent cash retention and "in care of" billing policies. We have restricted agents from retaining cash that they collect on COD shipments and generally require that cash collections be immediately submitted to us for deposit. Further, we have restricted agents from billing corporate accounts directly ("in care of" billing), and require that corporate payments be sent by the corporate account directly to us. We have established financial disincentives for agents that violate our policies and withhold cash collections or account billings. These disincentives include reducing compensation to non-compliant agents, eliminating a non-compliant agent's right to bid on hauling opportunities, and exclusion of non-compliant agents from participation in corporate-wide advertising programs. Our intention is to maximize cash and receivables to the company, which will provide us with a larger borrowing base for our revolving credit facility and provide us with needed cash to fund our operations. We have also implemented, and continually revise, a central office cost-reduction program.

There is no assurance that we will be able to meet all our objectives, and the assertion of past due claims against us in significant amount or by a significant number of claimants could have a materially adverse effect on our ability to conduct our operations on a going-forward basis to the extent that they require us to redirect our cash and managerial resources.

The Company

We were formed in April, 2001, to acquire the capital stock of The Bekins Company. Our management is composed of senior operating executives and agent-owners recruited from van line agents.

Through our operating subsidiaries, we are engaged in the movement of household goods and specialized products and other general commodities in United States interstate commerce, freight forwarding operations, and integrated interstate logistics services. Our household goods, specialized products, and freight forwarding operations are conducted primarily through a network of independent van line agents that own or contract for the necessary vehicles, equipment, and warehouse facilities. Our operating subsidiaries are regulated common and contract motor carriers with operating authority from the Federal Motor Carrier Safety Administration of the United States Department of Transportation.

We are a holding company that owns all of the capital stock of The Bekins Company. Bekins Van Lines Co. is a wholly-owned subsidiary of The Bekins Company. Bekins Van Lines Co. has two principal wholly-owned subsidiaries: Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Through these subsidiaries, The Bekins Company provides interstate integrated logistics, home delivery and household goods relocation services. Bekins Van Lines, LLC and its predecessors, have been providing household goods moving and storage services since 1891. Bekins Worldwide Solutions, Inc. provides commercial customers with transportation and distribution of high value products requiring specialized delivery and handling. No other business operations are conducted by The Bekins Company or Bekins Van Lines Co.

We have a network of approximately 270 independently-owned van line agents, a fleet of approximately 1,500 agent drivers and 62 agent-owned distribution centers nationwide. We have no employees other than our President, Larry Marzullo. Our executive officers other than Mr. Marzullo are employees of their respective van line agencies. We utilize the services of the employees of our operating subsidiaries from time to time on an as-needed basis to perform any holding company activities. Compensation expenses are allocated appropriately among corporate entities.

Bekins Van Lines, LLC provides logistics, moving and storage services primarily to household customers relocating residential furnishings. Bekins Van Lines, LLC also provides household goods moving and storage services to corporate employees and members of the United States military. Bekins Van Lines, LLC derives revenues from these sources in the following proportions:

- approximately 67% from residential customers;
- approximately 18% from corporate customers;
- approximately 15% from the United States government.

The movement of household goods is coordinated by us through our agent network. The primary contact for household customer business is the agent. A "booking agent" will typically complete a walk-through of the customer's residence and arrange for the services to be provided by us. After the booking agent contracts for the customer's business, the booking agent contacts us. The booking agent is responsible for coordination with us and typically receives approximately 13% of the customer revenue. An additional fee of 4% is generally paid to an "origin agent" in the location where the shipment originates. An agent may be both the origin agent and the booking agent. The booking agent arranges for the packing of the shipment. We then contract for the services of a driver provided by the "hauling agent," or a driver who is an independent contractor under contract to us. This driver is primarily responsible for the physical movement of the household goods from point of origin to destination and the unloading of the shipment at the time of delivery. The hauling agent typically receives approximately 68% of the customer revenue. We receive the remaining customer revenue, typically 15%.

The hauling agent may be the booking agent or another agent of ours. The shipment may also be hauled by an independent contractor hauler hired by us. Independent contractor haulers are typically paid a lower percentage of the customer revenue.

Corporate and United States military customers are generated through our corporate-level marketing efforts. Residential customers are generated through marketing efforts of the van line agents, primarily through advertising in local telephone directories.

We own approximately 475 trailers, and we lease approximately 360 trailers. These trailers are operated by drivers hired by us or are used by our van line agents. During the peak summer season, we lease additional trailers to meet typically higher demand.

Bekins Worldwide Solutions, Inc. generates revenue for us in much the same way as Bekins Van Lines, LLC, except that BWS provides services to businesses and commercial customers seeking to move or manage assets or inventory or deliver large consumer goods to households in the United States. BWS generates commercial customers through its own sales staff. Therefore, there is no initial "booking agent" who brings the customer to BWS. BWS does, however, require the services of a "hauling agent." As with Bekins Van Lines, LLC, the hauling agent for BWS customers receives a percentage of the revenue generated from the commercial customer, with the balance going to us.

Bekins Van Lines, LLC

Bekins Van Lines, LLC offers a full range of relocation services within the United States. BVLLC's distribution network is comprised of independently-owned agents located throughout the United States, with hauling capacity provided by independent owner-operators and agent drivers. BVLLC provides over-the-road transportation, packing, loading and storage of household goods for individuals, corporations and the United States military.

Agent Network: BVLLC generates approximately 99% of its revenues from its nationwide network of approximately 270 independently-owned agents. An agent is typically paid a percentage of linehaul revenue ranging from 15% to 87%, depending on the interstate transportation services provided. During 2001, 20 independently-owned agents generated approximately 48% of BVLLC's revenues.

Owner-Operators: We enter into written agreements with owner-operators to provide linehaul transportation services. These include transportation of household goods trailers from point of origin to destination and, for a majority of shipments, loading and unloading. Owner-operators provide their own tractors and must meet United States Department of Transportation safety standards. Our agreements with the owner-operators are generally terminable by either party on short notice.

Owner-operators are paid an agreed-upon percentage of the revenue generated from shipments they haul or a negotiated fixed rate per mile or pound. Owner-operators must pay all expenses of operating their equipment.

BVLLC typically has approximately 100 interstate owner-operators under agreement during the peak moving season between May and September. Hauling is provided by approximately 150 drivers provided to BVLLC by its agents on a permanent basis and approximately 1,100 drivers provided on an as-needed or intermittent basis. Of the owner-operators serving BVLLC at December 31, 2001, 75% had been under agreement for more than two years. These agent drivers are employees or independent contractors under contract to our agents. As such, they are paid directly by the agents. BVLLC has approximately 110 full-time employees.

Corporate Relocation: BVLLC's corporate relocation program includes corporate account management, shipment tracking, service monitoring, and claims processing.

Bekins Worldwide Solutions, Inc.

Bekins Worldwide Solutions, Inc. is an integrated network that provides logistics services to manufacturers, wholesalers, retailers and distributors of technology and consumer home products requiring specialized handling, or time-sensitive services. In 2001, BWS's top five customers were Neiman Marcus, Kodak, Konica, Danka and Cornerstone Consolidated, none of which accounted for 10% or more of BWS revenue. BWS services homes throughout the United States and businesses throughout the United States and Canada. Some of the logistics management services BWS provides are:

- transportation, warehousing, and distribution of technology and consumer home products with destination services including packaging, local transportation, unpacking, placement, assembly and installation of product;
- consulting and management services for business customers' deliveries of supplies and inventories; and
- removal and return of products from end users to manufacturers, retailers, resellers or remanufacturers.

BWS also provides TimeLok, Tradeshow, Asset Management, Special Markets, Truckload and HomeDirectUSA industry-specific services.

TimeLok: TimeLok is a fixed schedule delivery service that utilizes a hub-and-spoke route system incorporating 62 distribution centers that are independently owned by agents. BWS trucks operate on fixed routes and schedules to pick up and deliver goods from manufacturers and retailers to households and businesses, utilizing regional distribution centers to coordinate delivery. TimeLok offers high speed, time-guaranteed pick-up and delivery anywhere in the continental United States and portions of Canada. Services include lift-gate delivery trucks, two-person delivery teams, padded transportation, installation and set-up, and debris removal.

Tradeshow: Tradeshow is the transportation of padded or crated displays and exhibits to tradeshows throughout the United States. BWS uses equipment specifically designed for displays and exhibits and a fleet of drivers to provide service to both exhibitors and exhibit builders. Additionally, BWS provides on-site tradeshow scheduling and support.

Asset Management: Asset management services assist manufacturing and distribution companies with storage and delivery of goods to customers and management of inventory. BWS targets specific industries for these services, which include: merge-in-transit, consolidation, import/export, inventory management, installation of products at customer locations and packaging.

Special Market: Special Market is a customized transportation service that is provided to customers when weight, handling or scheduling requirements do not fit within the TimeLok system. BWS enters into third-party alliances with other transportation companies to supplement its in-house transportation services.

Truckload: Truckload is a service offered to existing customers who request it as part of other service offerings. BWS charges these customers on a 'per-mile' basis, based on total distance with pre-set mileage minimums. BWS is not price-competitive with traditional truck load carriers in providing this service and does not view it as a growth area.

HomeDirectUSA: The HomeDirectUSA division is a nationwide provider of supply chain management services in the home delivery set-up market. HomeDirectUSA's in-home service is focused on high-end large consumer durables, such as furniture, appliances, exercise equipment, and home and office electronics, that exceed the size, weight or service limits of traditional parcel shipping companies like UPS and FedEx. HomeDirectUSA uses a network of agents whose specialty is logistics and local distribution. HomeDirectUSA delivers throughout the United States. Customers include Neiman-Marcus, Best Buy, Toshiba, Simmons, QVC, Staples, Costco, The Cornerstone Group (Frontgate, Cinmar, Ballard Designs and Garnet Hill), Select Comfort, Everfast (Calico Corners), Ikon Health, LL Bean and Bush Industries. Those customers accounted for an aggregate of approximately 55% of the revenues of HomeDirectUSA (and 15% of the revenues of BWS) in 2001. Though that aggregate represents less than 7% of our consolidated revenue in that year, and those customers' use of the HomeDirectUSA services is not assured by written agreement, their diversity indicates the nature of industries that this division serves. HomeDirectUSA enables diverse retailers, direct marketers (catalog merchants), manufacturers and internet retailers to outsource operations, control operating costs, maximize customer service and minimize operational complexities. Though currently operated as a division of BWS, we intend to operate HomeDirectUSA as a separate entity in the future.

BWS has approximately 188 full-time employees.

Sales and Marketing

We market our services to new and existing customers through the van line agent network and our in-house sales staff. Most of the communication with residential customers occurs at the van line agent level. For BWS, corporate customers are typically contacted by our sales staff, while BVL's corporate customers are generally contacted through the van line agent network. The United States government business is generated in-house.

Customers

BVLLC's customers include private individuals wishing to relocate, businesses and the United States government. BWS provides services to consumer goods manufacturers, distributors, retailers and marketing companies, internet retailers, home television shopping companies and tradeshow builders and exhibitors. BWS has no contracts with its commercial customers that commit them to use BWS's services. BWS does offer written terms to commercial customers that include such items as price, delivery requirements, claims liability parameters, product installation and set-up requirements, and similar commercial terms. Commercial customers are free to choose BWS services on its offered terms, as those terms may change from time to time, on a shipment-by-shipment basis. In 2001, only one customer, the United States Department of Defense, represented as much as 4.8% of revenue of The Bekins Company. The next nine customers combined accounted for approximately 9.4% of 2001 revenue.

Van Line Agent Contracts

We are currently engaged in a long-term project to standardize the form of contract to be signed by all of our van line agents. We anticipate that all of our van line agents will have substantially similar contracts in the future. At present, most of our agents have contracts with varying terms.

Insurance

We maintain what we consider to be appropriate insurance coverage for auto, general and cargo claim liabilities, in amounts in excess of minimum levels required by the United States Department of Transportation. We also maintain standard coverages for our general business operations. Most of our insurance policies require us to retain specified levels of primary liability (deductibles or self-insured retentions). We maintain letters of credit under our revolving credit line to secure payment of those amounts. We have recently experienced a significant rise in premium costs for liability coverages. Costs for these kinds of insurance are variable based on market conditions, most policies are written on a year-to-year basis, and we cannot assure you that costs for insurance will not rise in the future.

Safety

We operate formal safety programs focusing on owner-operator and agent driver selection, training and continual monitoring of performance. We conduct a background check on each prospective owner-operator and agent driver. Owner-operators and agent drivers are required to pass a United States Department of Transportation pre-employment physical examination, a mandatory drug test and a road test. All drivers are also required to pass a written safety test. We are issued safety ratings by the DOT. Currently we operate under a "Conditional" rating issued by the Department of Transportation. We have implemented changes to our procedures and expect our new procedures to be in compliance for the "Satisfactory" rating category when reviewed later in 2002. In the meantime, the "Conditional" rating could have an adverse effect on customer choice for our services.

Regulatory Considerations

We operate nationwide as interstate common and contract carriers, freight forwarders and brokers and have been issued operating authorities by the United States Department of Transportation. This agency authorizes us to transport various classes of goods and products. Failure to comply with DOT regulations could subject us to civil and/or criminal penalties as well as the suspension and/or revocation of our operating authorities. Our 12-month recordable accident rate dropped to 0.19 versus a rate of 0.751 at the time of our last DOT audit in June, 2001. This compares favorably to the industry average of 0.56, as reported by the American Moving and Storage Association in November, 2001.

From time to time, tax authorities have sought to assert that owner-operators in the trucking industry are employees, rather than independent contractors. No such claim has been successfully made with respect to owner-operators serving The Bekins Company and its subsidiaries. However, there are no assurances that they will remain claim-free in the future or that tax authorities or tax laws will not change. We operate our common carrier business pursuant to tariffs that are filed by the Household Goods Carriers Tariff Committee of the American Moving & Storage Association. These tariffs are available for inspection pursuant to applicable federal regulations. Our contract carriage business is provided pursuant to written contracts with our various customers.

Legal Proceedings

We are parties to routine litigation incident to our businesses, primarily relating to claims arising from traffic accidents and for goods lost or damaged in transit or improperly shipped. Many of the lawsuits to which we are party are covered by insurance and are being defended by our insurance carriers. There are currently no material actions, suits or governmental investigations, including those of OSHA and the EPA, pending or, to our knowledge, threatened against us that are expected to have a material adverse effect on our operations.

Particular Industry Characteristics

Changes in characteristics unique to our industry could have a material impact on our future financial performance. On the household goods side of our operations, our business is affected by the level of housing construction, housing sales and general levels of employment throughout the country. These in turn, are affected by mortgage interest rates and general business conditions levels. On our commercial customer side, we are subject to fluctuations in manufacturers sales and inventory levels, which in turn are affected by consumer confidence and purchasing levels, which are also affected by general employment and economic conditions. As a general matter, the potential for disruption of transportation facilities, limitations on the availability of affordable liability insurance coverage, and the price of fuel products would have the most immediate material impact on our future financial performance.

DESCRIPTION OF PROPERTIES

We lease real property in eight locations. Our Hillside, Illinois headquarters consists of 80,000 square feet and houses all of our transportation planning, accounting, human resources and information technology functions. The Grove City, Ohio facility is a 168,000 square foot hub for the 62 nationwide distribution centers operated by our agents. The Bolingbrook, Illinois property is a 15,000 square foot driver training and trailer storage facility. Our Columbus, Ohio property is a trailer storage and vehicle maintenance yard. The San Bernadino, California facility is a 35,000 square foot warehouse that is currently vacant. The Yuma, Arizona facility is a 15,000 square foot warehouse sub-let to a third party tenant. The Alamogordo, New Mexico facility is a 10,000 square foot warehouse currently sub-let to a van line agent. The Pico Rivera, California property is 48,000 square foot trailer storage lot.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE BEKINS ACQUISITION GROUP, INC.

Our stockholders elect the members of our board of directors. Our bylaws provide for a 17-member board of directors. Currently, 12 seats are occupied and five seats are vacant. For election at the 2002 annual meeting we expect to nominate three independent directors, a representative of our drivers and one additional agent representative to fill the vacant directorships.

Our bylaws provide for what is known as a "staggered" board. Beginning with the 2002 annual meeting, the board will be divided into three classes, as equal in number as possible. Directors elected to the first class will hold office until the 2003 annual meeting, those elected to the second class will hold office until the 2004 annual meeting and those elected to the third class will hold office until the 2005 annual meeting. At each annual meeting held after 2002, the successors to the directors whose terms expire at that meeting will be elected for a three-year term.

Our bylaws call for our annual meeting of shareholders to be held in May of each year. The board has determined to delay the 2002 meeting until the fall of 2002. This will allow purchasers in this offering to participate.

Other than Mr. Marzullo, our President and Chief Executive Officer, who serves under a three-year annually renewable contract, our officers are chosen annually by the board of directors and serve until the next annual appointment of officers. Our certificate of incorporation and bylaws provide for indemnification of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law in effect at the time of a claim for indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers pursuant to those provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The following are our current directors and executive officers. Other than Mr. Marzullo, all are owners of or employed by one of our van lines agencies.

George Gilbert, (56) Chairman of the Board of Directors, The Bekins Acquisition Group, Inc. Mr. Gilbert has been the Chairman and President of Electronics Data Carriers, Inc., (doing business as EDC Moving Systems) located in Houston, Texas, since that company's founding in 1976. Mr. Gilbert manages approximately 200 full time employees. EDC Moving Systems has been a Bekins agent since 1983. Mr. Gilbert is past chairman of the Southwest Movers Association and the SMA Foundation, and is currently a member of the board of directors and executive committee of the Texas Motor Transportation Association.

Larry Marzullo, (55) President and Chief Executive Officer, The Bekins Acquisition Group, Inc. Larry Marzullo has been President and Chief Executive Officer of The Bekins Company and its subsidiaries since December, 1998. Mr. Marzullo joined Bekins in August, 1986, and has served the company in a variety of positions, including President of Bekins' High Value Products/Logistics Division, Chief Operating Officer and Chief Information Officer. Before joining Bekins, Mr. Marzullo was General Manager of Information Systems at UNOCAL, a natural resources exploration and production services company, from 1984 to 1996. Before that, he served in the United States Air Force as a Captain and tactical fighter training pilot for five years. Mr. Marzullo holds a Bachelor of Science degree in Information Technology and Accounting from California State Polytechnic University and is active in a number of management and logistics organizations, including the American Moving and Storage Association, the Council of Logistics Management, the Warehouse Education and Research Council and the American Management Association.

Dale G. Aman, (61) Director and Vice President, The Bekins Acquisition Group, Inc. Since 1990, Mr. Aman has been the Chief Executive Officer of A and P Moving, Inc., located in Novato, California, where he is responsible for 32 employees, 9 contract drivers and facilities covering 45,000 square feet.

H. Alan Bouffard, (50) Director and Treasurer, The Bekins Acquisition Group, Inc. From 1970 to the present, Mr. Bouffard has been the President and Chief Executive Officer of Interstate Moving and Storage Inc., located in Greenland, New Hampshire, where he manages approximately 50 employees. Mr. Bouffard is also the President and Chief Executive Officer of Atlantic Harvestor, Inc., a commercial fishing company, and The Bluefin Group, Inc., a consulting company. From 1979 to the end of 2000, Mr. Bouffard was President and Chief Executive Officer of H. E. Bouffard and Co., Inc., a refuse removal company.

Robert J. Starck, (53) Director and Secretary, The Bekins Acquisition Group, Inc. From 1974 to the present, Mr. Starck has been the Chief Executive Officer of Starck Van Lines, Inc., located in Burgettstown, Pennsylvania. Mr. Starck manages 30 employees and 15 independent contractors.

W. Dean Dahle, (63) Director, The Bekins Acquisition Group, Inc. From 1981 to the present, Mr. Dahle has been the owner and Chief Executive Officer of A-1 Movers Transfer & Storage Inc., located in Dallas, Texas, where he manages approximately 30 individuals.

Howard Hagemaster, (44) Director, The Bekins Acquisition Group, Inc. From 1979 to the present Mr. Hagemaster has been the General Manager of Hagemaster Motor Service, Inc., located in Chicago, Illinois, where he manages operations, sales, accounting and fleet management. Mr. Hagemaster manages between 20 to 30 employees depending on the season.

Gary Hevener, (57) Director, The Bekins Acquisition Group, Inc. From 1984 to the present, Mr. Hevener has been the President of Tri-Valley Tradeshow Services, located in Dublin, California, where he manages approximately 15 employees.

Joseph Holl, (45) Director, The Bekins Acquisition Group, Inc. From 1988 to the present, Mr. Holl has been the Chief Executive Officer of National Electronic Transit Corp., located in Lyndhurst, New Jersey, where he manages the business operations and over 100 employees.

Bruce Rosene, (61) Director, The Bekins Acquisition Group, Inc. From 1963 to July, 2000, Mr. Rosene was the owner of Boyer-Rosene Moving and Storage, Inc., located in Arlington Heights, Illinois. Since July, 200, Mr. Rosene has served as President of Boyer-Rosene Moving and Storage, Inc., where he manages approximately 200 employees.

Jeffrey K. Vreeland, (42) Director, The Bekins Acquisition Group, Inc. From 1998 to the present, Mr. Vreeland has been the President and Chief Executive Officer of J. K. Vreeland Moving & Storage Co., located in Plainfield, New Jersey. Mr. Vreeland currently manages approximately 50 employees. From 1976 to 1998 Mr. Vreeland was the Vice President of J. K. Vreeland Moving & Storage Co.

Larry Wells, (57) Director, The Bekins Acquisition Group, Inc. For the past five years, Mr. Wells has been the Chairman, President, Chief Executive Officer and General Counsel for The WinWell Companies, Inc., a warehousing and trucking company headquartered in Dallas, Texas. Mr. Wells manages approximately 150 employees.

The following are key managerial employees of our operating subsidiaries.

James L. Mazzuca, (50) Chief Operating Officer, The Bekins Company. Mr. Mazzuca was appointed COO of The Bekins Company in 2001. From 1991 to 2001, Mr. Mazzuca was Senior Vice President, Transportation Operations where he was responsible for all interstate linehaul operations of Bekins Worldwide Solutions. Mr. Mazzuca's career with the Bekins companies began in 1972.

Scott Ogden, (56) General Counsel and Secretary, The Bekins Company. Mr. Ogden has served in his current position since 1994. In addition to his current titles, from 1997 to 2002, Mr. Ogden was Divisional President – Household Goods and from 1994 to 1997, he was Senior Vice President of The Bekins Company. Mr. Ogden also currently serves as Senior Vice President, Regulatory and Legal Affairs for Bekins Van Lines, LLC.

Randy Valentino, (48) Vice President, Chief Technology Officer, The Bekins Company. Mr. Valentino has held his current position since joining The Bekins Company in 1996. From 1993 to 1996, Mr. Valentino was Director of Information Systems at Amersham Holdings, a health sciences company and producer of nuclear pharmaceuticals.

Anthony Coletto, (46) Vice President Sales and Marketing, Bekins Worldwide Solutions. Mr. Coletto has served in his current position since 2000. His duties include managing all sales and marketing efforts for BWS. Mr. Coletto's prior position with BWS was as Managing Director of Agent Logistics. Mr. Coletto joined the Bekins companies in 1998 as a sales manager.

Bob Polock, (50) Vice President, Household Goods Operations, Bekins Van Lines LLC. Mr. Polock has been in his current position since 1997. He is responsible for the household goods division's interstate linehaul operations. Mr. Polock began his career with the Bekins companies in 1976.

Bob Dalaskey, (47) Vice President, Sales and Marketing, Bekins Van Lines LLC. Mr. Dalaskey has been in his current position since 1998. Mr. Dalaskey joined the Bekins companies in 1993 and has served in a variety of positions.

Executive Committee

Our bylaws provide that the board of directors may designate one or more committees of the board, which may, to the extent designated, exercise some or all of the powers of the board.

The board has created an executive committee, which can act in place of the board when the board is not in session. The executive committee consists of five directors: George Gilbert, Larry Marzullo, Dale Aman, H. Alan Bouffard and Robert Starck.

Independent Consultant

Impact Capital, Inc. and Impact Consulting, Inc. acted as our financial advisors in connection with the negotiation and purchase of The Bekins Company in December, 2001, and the negotiations with Textron Financial Corporation for our revolving credit facility. Our loan agreement with Textron requires that we engage a turnaround consultant through the third quarter of 2002. We have engaged Impact Consulting, Inc. to act as that consultant. Impact Capital and Impact Consulting are separately-owned affiliates of the Impact Group. We have paid Impact Consulting approximately $151,000 for its services through April 3, 2002, and we are obligated to pay Impact Consulting for the consulting services it renders to us in 2002 on an as-needed basis. The Impact Group has no other relationship to our company or our officers and directors.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers, other than Mr. Marzullo, are not compensated for their services to The Bekins Acquisition Group, Inc.

During the last fiscal year, the three highest paid persons who were officers or directors of Bekins Van Lines Co. and its subsidiaries, as a group, received aggregate remuneration of $623,747 from those entities for their services. The Bekins Acquisition Group, Inc. neither paid nor accrued any salaries to any person in any capacity in the last fiscal year. The highest paid person who is now an officer or director of The Bekins Acquisition Group, Inc. is Mr. Marzullo, who was at the time an officer of Bekins Van Lines Co., and his salary for the last fiscal year paid by Bekins Van Lines Co. and its subsidiaries is included in the aggregate figure stated.

Larry Marzullo is currently compensated as our Chief Executive Officer under an employment agreement more fully described under the heading "Interest of Management and Others in Certain Transactions."

Our directors are paid no salary. Each director is entitled to receive a payment of $150 per day for attendance at each meeting of the board of directors. Members of the executive committee are entitled to receive $300 per day for attending meetings of the executive committee. Directors and executive committee members are also entitled to be reimbursed for reasonable out-of-pocket automobile and airfare expenses related to travel to and from meetings.

SECURITY OWNERSHIP

All of our outstanding common stock is owned of record by business entities that are van line agents or by executive management personnel. The following table indicates the amount and percentage of our common stock held of record by those executive management personnel and by those entities of which (i) any of our directors and executive officers and (ii) all directors and executive officers as a group, are the owners or principal executives having the power to vote or direct the vote of the shares owned, at the date of this offering circular.

Title of Class	Name and Address	Amount Owned[1]	Percent of Class
Voting Common Stock	Dale Aman* A and P Moving, Inc. 111 Hamilton Drive Novato, CA 94949	200	2.9%
Voting Common Stock	H. Alan Bouffard* Interstate Moving & Storage, Inc. 125 Ocean Road Greenland, NH 03840	200	2.9%
Voting Common Stock	W. Dean Dahle* A-1 Movers Transfer & Storage 7901 Ambassador Row Dallas, TX 75247	200	2.9%
Voting Common Stock	George Gilbert* EDC Moving Systems 2228 Wirtcrest Lane, Suite G Houston, TX 77055	200	2.9%
Voting Common Stock	Howard Hagemaster* Hagemaster Moving & Storage 1326 Halstead Street Chicago Heights, IL 60411	200	2.9%
Voting Common Stock	Gary Hevener* Tri-Valley Trade Show Services 7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	200	2.9%
Voting Common Stock	Joseph Holl* National Elec. Transit Corp. 230 Clay Avenue Lyndhurst, NJ 07071	200	2.9%
Voting Common Stock	Larry Marzullo 442 North Canal Chicago, IL 60610	200	2.9%
Voting Common Stock	Bruce Rosene 2116 Greenock Inverness, IL 60067	0	0.0%
Voting Common Stock	Robert J. Starck* Starck Van Lines, Inc. 246 Rock School Road Burgettstown, PA 15021	200	2.9%
Voting Common Stock	Jeffrey Vreeland* J.K. Vreeland Moving & Storage 535 North Avenue Plainfield, NJ 07060	200	2.9%

Voting Common Stock	Larry Wells* WinWell West Inc. 10610 Metric, Suite 190 Dallas, TX 75243	200	2.9%
All directors and officers as a group (12 persons)		**2,200**	**31.4%**
Non-Voting Common Stock	Dale Aman A and P Moving, Inc. 111 Hamilton Drive Novato, CA 94949	200	2.7%
Non-Voting Common Stock	Alan Bouffard Interstate Moving & Storage, Inc. 125 Ocean Road Greenland, NH 03840	200	2.7%
Non-Voting Common Stock	W. Dean Dahle A-1 Movers Transfer & Storage 7901 Ambassador Row Dallas, TX 75247	200	2.7%
Non-Voting Common Stock	George Gilbert EDC Moving Systems 2228 Wirtcrest Lane, Suite G Houston, TX 77055	600	8.1%
Non-Voting Common Stock	Howard Hagemaster Hagemaster Moving & Storage 1326 Halstead Street Chicago Heights, IL 60411	200	2.7%
Non-Voting Common Stock	Gary Hevener Tri-Valley Trade Show Services 7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	600	8.1%
Non-Voting Common Stock	Joseph Holl National Elec. Transit Corp. 230 Clay Avenue Lyndhurst, NJ 07071	200	2.7%
Non-Voting Common Stock	Larry Marzullo 442 North Canal Chicago, IL 60610	200	2.7%
Non-Voting Common Stock	Bruce Rosene 2116 Greenock Inverness, IL 60067	0	0.0%
Non-Voting Common	Robert J. Starck	200	2.7%

Stock	Starck Van Lines, Inc. 246 Rock School Road Burgettstown, PA 15021		
Non-Voting Common Stock	Jeffrey Vreeland J.K. Vreeland Moving & Storage 535 North Avenue Plainfield, NJ 07060	200	2.7%
Non-Voting Common Stock	Larry Wells WinWell West Inc. 10610 Metric, Suite 190 Dallas, TX 75243	0	0.0%
All directors and officers as a group (12 persons)		**2,800**	**37.8%**

(1) Information is provided as to common stock prior to the offering only, as the Company cannot predict the number of shares that will be subscribed for by management officials or by all offerees of the shares being offered.

*Such individual, who is either an officer or a director of the Issuer, holds the power to vote or direct the voting of the shares held by the record owner.

Options, Warrants or Rights

The following table indicates the amount of options, warrants and similar rights held of record by those executive management personnel and by those entities of which any of our directors and executive officers are the owners or principal executives having the power to vote or direct the vote of the shares covered by those options, warrants and similar rights, at the date of this offering circular.

Name of Holder	Title of Securities Called for by Options, Warrants or Rights	Number of Shares	Exercise Price (per share)	Expiration Date
Interstate Moving & Storage, Inc. (Alan Bouffard)	Common Stock	80	$250.00	1/15/2005
EDC Moving Systems (George Gilbert)	Common Stock	888	$250.00	1/15/2005
Hagemaster Moving & Storage (Howard Hagemaster)	Common Stock	76	$250.00	1/15/2005
National Elec. Transit Corp. (Joseph Holl)	Common Stock	600	$250.00	1/15/2005
Larry Marzullo	Common Stock	1,200	$100.00	12/31/2011

Starck Van Lines, Inc. (Robert J. Starck)	Common Stock	460	$250.00	1/15/2005
WinWell West Inc. (Larry Wells)	Common Stock	601	$250.00	1/15/2005

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2002, we entered into a revised employment agreement with Larry Marzullo as our President and Chief Executive Officer. The agreement provides for an initial term of three years renewable annually at the end of each year. This means that at the beginning of each calendar year the contract has another three-year term. The annual salary payable under the agreement is $300,000, with provisions for a bonus of up to 50% of Mr. Marzullo's then current base salary based upon achievement of performance criteria. Mr. Marzullo will also be provided with additional benefits including allowances for an automobile, life insurance and other employee benefits. We also granted to Mr. Marzullo an option to purchase up to six units, or 1,200 shares, of our common stock at a price of $100 per share at any time between January 1, 2003, and December 31, 2011, or earlier in the event of a change in ownership of the Company. Mr. Marzullo also has the right to receive the equivalent of the portion of our annual net income attributable to 10 units of our common stock. The employment agreement also contains standard termination provisions for cause, including disability, and confidentiality provisions applicable to Mr. Marzullo. Pursuant to the requirements of his employment agreement, Mr. Marzullo has purchased two units of our common stock, at an aggregate price of $100,000.00, paid in cash.

DESCRIPTION OF COMMON STOCK

The following summary of the provisions of our common stock is not necessarily complete. It is qualified by the specific terms of our certificate of incorporation and bylaws, copies of which are included as exhibits to the Form 1-A of which this offering circular is a part.

We are authorized to issue 200,000 shares of common stock, consisting of 100,000 shares of voting common stock, $.001 par value, and 100,000 shares of non-voting common stock, $.001 par value. There were 14,400 shares outstanding as of the date of this offering circular, held by 35 stockholders. Pursuant to a policy formulated by the board of directors to be consistent with the purpose of the acquisition of The Bekins Company and our formation, our common stock can only be held by van line agencies that are parties to a current agent agreement with us, and executive management personnel. In addition, no stockholder may hold more than 200 shares of voting common stock. There is no limit on the number of shares of non-voting common stock that may be owned. Each share of voting common stock is entitled to one vote in the election of directors and other matters.

Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors. All shares of common stock held by a stockholder must be voted as a block. Common stockholders will be notified of any stockholders' meetings in accordance with applicable law. Holders of shares of common stock do not have preemptive rights to subscribe for any of our securities, and shares are not subject to redemption, except in connection with the stock repurchase provisions of our bylaws.

The declaration in the future of any cash dividends on our common stock will be at the discretion of the board of directors and will depend upon our earnings, capital requirements and financial position, general economic conditions, restrictions imposed by lenders and other pertinent factors. We do not expect to pay dividends on our common stock in the foreseeable future.

We may issue shares of common stock in the future, to entities that become van line agents, or to executive management personnel, on terms established by the board of directors.

Under provisions of the Delaware General Corporation Law, by which we are governed, a majority vote of the issued and outstanding shares of our voting common stock is required to:

- amend our certificate of incorporation to increase or decrease the authorized number, or change the designations, preferences, or other rights, of any class of stock;
- merge or consolidate us with any other corporation;
- sell, lease, or convey substantially all of our assets or;
- dissolve, liquidate, or wind up our affairs voluntarily.

If we liquidate, dissolve or wind-up our business, either voluntarily or involuntarily, common stockholders will share equally in any assets remaining after creditors are paid.

Restrictions on Transfer of Shares

The shares being offered for sale have not been registered with the SEC. They are not freely transferable and no market for them exists or will exist in the foreseeable future. Restrictions apply to all shares of our common stock. These restrictions are listed in Article 8.5 of our bylaws, which we have included in Appendix A to this offering circular. The following is a summary and is qualified in its entirety by reference to our bylaws.

Our bylaws describe the only methods by which a stockholder may transfer its interests in shares of our common stock. The bylaws require a stockholder to give us notice of:

- the stockholder's intention to transfer or pledge any shares of common stock, and of other transactions or events, including a change in the legal form of a van line agency;
- a sale or transfer of 50% or more of the beneficial ownership of a van line agency;
- a sale or transfer of all or substantially all of the assets of a van line agency;
- a merger or consolidation of a stockholder van line agency with or into any other entity;
- the dissolution or termination of existence of a van line agency;
- the bankruptcy or insolvency of a stockholder or a van line agency;

- the assignment or termination of the agency agreement between us and the van line agency, or of any of the rights and obligations of the van line agency under that agreement; and

- the death or disability of an individual stockholder.

When we receive any of these notices, our board of directors may either approve or disapprove the proposed transaction or event. If the board of directors approves or fails to respond within 30 days after it receives the notice, the stockholder will be free to transfer its stock or participate in any other transaction it describes in the notice.

If the board of directors disapproves of the proposed transaction or event, we must notify the stockholder of our disapproval. After that, we will have the option to repurchase the stockholder's common stock or to designate another person eligible to purchase the common stock. If we do not exercise this option within 30 days after notice of disapproval, our other stockholders will have the option, for an additional 30 days, to purchase the stockholder's common stock on a pro rata basis. If neither we nor the other stockholders have exercised their options within the time period provided, the stockholder will be free to transfer its shares or participate in the other proposed transaction.

The purchase price for stock that either we, our designee or the other stockholders repurchase under the options we listed above will be either $250.00 per share, or the book value of that stock at the end of our most recently completed fiscal year, whichever is greater. We may pay the purchase price either by a five-year promissory note bearing interest at the lowest applicable federal rate allowed under federal law or at any other higher rate that our board of directors specifies.

If a stockholder transfers shares of common stock or participates in any other transaction listed in the bylaws and the stockholder does not comply with the procedures listed in the bylaws, we will have the right, in addition to our rights under the van line agency agreement with the stockholder, to call for repurchase of the stockholder's common stock at 50% of the price otherwise payable to the stockholder.

LEGAL MATTERS

Schiff Hardin & Waite, Chicago, Illinois, will pass upon the validity of the securities offered by this offering circular for us.

EXPERTS

The consolidated financial statements of Bekins Van Lines Co. at December 31, 2000, and for the year then ended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included herein, and those financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bekins Van Lines Co. at December 31, 2001, and for the year then ended, have been audited by Altschuler, Melvoin and Glasser LLP, independent auditors, as set forth in their report thereon and included herein, and those financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The historical financial information delivered with this offering circular is derived from financial statements prepared for Bekins Van Lines Co. on a consolidated basis. We have not included historical financial information for The Bekins Company since it engaged only in nominal activities and financial statements were not prepared on a regular basis.

We have also included unaudited pro-forma consolidated financial statements for The Bekins Acquisition Group, Inc. as adjusted to reflect the acquisition of The Bekins Company as if it occurred on January 1, 2002. In addition, we have included the unaudited consolidated financial statements of The Bekins Acquisition Group, Inc. as of February 28, 2002.

APPENDIX A

THE BEKINS ACQUISITION GROUP, INC.
EXCERPTS FROM BYLAWS

8.5 Restrictions on Transfer and Participation in Triggering Events.

(a) A "Triggering Event" (a "Triggering Event" or "Event") shall mean any of the following:

(i) any sale, transfer or assignment by a stockholder of stock of the corporation held by the stockholder, or any sale, transfer or assignment by a stockholder of the beneficial ownership rights or any incidents of ownership of such stock:

(ii) any change in the legal form of a stockholder (e.g., from a corporation to a sole proprietorship or partnership);

(iii) any sale, transfer or assignment of fifty percent (50%) or more of the beneficial ownership of a stockholder;

(iv) any sale, transfer or assignment of all or substantially all of the assets of a stockholder;

(v) any merger or consolidation of a stockholder with or into any other corporation, partnership, joint venture, trust or other entity;

(vi) the dissolution or termination of existence of a stockholder;

(vii) the bankruptcy or insolvency of a stockholder, including but not limited to, an assignment for the benefit of creditors, the appointment of a trustee or receiver for any substantial part of a stockholder's property, the inability of a stockholder to pay its debts as they become due, or the institution by or against a stockholder of any proceeding under the Bankruptcy Code or any law of the United States or any state relating to insolvency, receivership, reorganization or debt adjustment;

(viii) the transfer or assignment of a stockholder's agency agreement or any of the rights and obligations of a stockholder thereunder;

(ix) the termination of a stockholder's agency agreement for any reason;

(x) any attempt by a stockholder to do any act described in subparagraphs (i) through (ix) of this Section 8.5(a); or

(xi) the death or disability of a stockholder who is a natural person. For purposes of this Section 8.5, "disability" shall mean the complete inability of a stockholder to perform the duties incident to his ownership of stock or to the management of his agency for a period of six (6) months as a result of mental or physical illness, sickness or injury. The determination of whether a stockholder is disabled shall be approved by at least two-thirds (2/3) of the entire Board (other than such stockholder, if then serving as a Director), shall be based upon competent medical advice, and shall be binding upon the corporation and the stockholder.

(b) If a stockholder ("Selling Stockholder") intends to participate in a Triggering Event or has reason to believe that a Triggering Event will occur, the Selling Stockholder shall, prior to the occurrence of the Event, give the corporation written notice of the Event. The notice shall contain the following information; a description of the Event and all of the terms thereof; the effect of the Event upon the ownership of the stock of the corporation held by the Selling Stockholder; the effect of the Event on the Selling Stockholder's agency agreement; the name and addresses of each party participating in the Event and, if any such party is a corporation, partnership joint venture, trust or other entity, the name and address of each natural person who beneficially owns at least ten percent (10%) of such entity; and all other material facts concerning the Event. If the Triggering Event is the death or disability of a stockholder who is a natural person, the notice and offer for repurchase shall be given by the personal representative of the stockholder.

(c) The corporation, by a resolution of the Board of Directors, shall have the power to approve or disapprove of the participation of the Selling Stockholder in the Triggering Event. If the corporation approves of such participation, or if the corporation fails to disapprove of such participation within thirty (30) days after receipt of the Selling Stockholder's notice, the Selling Stockholder may participate in the Triggering Event. If the corporation disapproves of the participation of the Selling Stockholder in the Triggering Event, the corporation shall give the Selling Stockholder written notice that it disapproves of the participation of the Selling Stockholder in the Triggering Event, and the Selling Stockholder's notice shall be deemed to be the Selling Stockholder's offer to the corporation for the repurchase of all of the stock of the corporation held by the Selling Stockholder. The corporation shall then have the option to repurchase the stock offered or to designate a purchaser for such stock, provided that such designee is qualified to become a stockholder in accordance with the Certificate of Incorporation, these by-laws and any resolution of the Board setting forth such qualifications. If the corporation does not exercise such option to repurchase or designate a purchaser within thirty (30) days after giving notice of its disapproval of the Triggering Event, the Selling Stockholder shall offer the stock of the corporation it holds to the other stockholders of the corporation on a pro rata basis. The other stockholders shall have the option for an additional thirty (30) days to purchase the stock being offered. If neither the corporation nor the other stockholders exercise said options as to all of the stock of the corporation held by the Selling Stockholder within the time provided, the Selling Stockholder may participate in the Triggering Event.

(d) All purchases shall be closed at such date as the corporation shall designate within thirty (30) days after the acceptance by the corporation, its designee or other stockholders of any offer made pursuant to this Section 8.5.

(e) The purchase price for any such stock, whether the stock is repurchased by the corporation or purchased by the corporation's designee or other stockholders, shall be the greater of (A) the book value thereof as shown on the audited financial statements of the corporation as of the end of its fiscal year most recently completed prior to the date of purchase, or (B) Two Hundred Fifty Dollars ($250.00) per share. Unless otherwise agreed by the parties and except as set forth in paragraph (vi) of this Section 8.5, such purchase price may be paid to the Selling Stockholder at closing or, at the option of the corporation, may be paid by the corporation in up to five (5) equal annual installments, with interest. The rate of interest payable on such installments shall be the lowest Applicable Federal Rate, as defined by the Internal Revenue Code, that will avoid the imputation of interest under the federal tax laws, or such other higher rate as the Board of Directors may authorize. Notwithstanding the foregoing, however, if the corporation exercises its option to repurchase, the corporation shall have the right to withhold payment for such stock until such time as a final accounting between the Selling Stockholder and the corporation shall have been had, and if it be determined upon such final accounting that the Selling Stockholder is indebted or obligated to the corporation or any of its subsidiaries, the amount of such indebtedness or obligation shall be credited against the purchase price to be paid for such shares.

(f) The corporation shall not repurchase a stockholder's stock pursuant to this Section 8.5 if such repurchase would cause the corporation to impair its capital surplus.

(g) The Board of Directors of the corporation may establish additional procedures relating to such purchases, provided such provisions are not inconsistent with these by-laws.

8.6 No Other Transfers. No outstanding common stock of the corporation shall be sold, transferred, assigned, pledged, hypothecated or encumbered in any way for any purpose except as provided in Section 8.5.

8.7 Restrictions Binding on Transferees. The failure of the corporation or the other stockholders to purchase any share or shares of stock pursuant to Section 8.5, and a subsequent sale or transfer to any other person or entity, shall not, as to any future sale or transfer, discharge any such share or shares of stock from any of the restrictions contained herein. It is the intent that all restrictions imposed in Section 8.5 on the sale or transfer of shares of stock shall apply to all such stock, whensoever, howsoever, or by whomsoever acquired, in the hands of all holders or owners, whether original stockholders or subsequent purchasers or transferees, whether acquired through the voluntary or involuntary act of a stockholder or by operation of law, and whether a part of the first authorized issue or any subsequent or increased issues.

8.8 Failure to Observe Restrictions. In the event that a stockholder fails to comply with the provisions of Section 8.5 of these by-laws, the corporation shall be entitled, in addition to any other remedies available under its agency agreement, on not less than ten (10) days notice, to repurchase all of the common stock of the corporation owned by the stockholder at a price equal to one-half (1/2) the price specified in Section 8.5(e) above, on the same payment terms as provided above.

10.08 Definitions of Certain Terms. As used in these by-laws, the following terms shall be defined as follows:

(a) An "agency" shall mean the business that is the subject matter of an agency agreement entered into by the Corporation and a van line agent.

(b) An "agency agreement" shall mean the contract entered into between the Corporation and a van line agent in which the van line agent agrees to serve as an agent for the

Corporation in connection with the business of packing, moving, conveying, delivering and storing household and other goods, as more particularly described in such agency agreements.

(c) An "agent" shall mean a van line agent, except when used in the provisions of the Certificate of Incorporation and these by-laws concerning indemnification. For purposes of indemnification, the term "agent" shall be used in its generic sense to mean a person who is authorized to act for the Corporation.

THE BEKINS ACQUISITION GROUP, INC.

FORM OF SUBSCRIPTION AGREEMENT

The Bekins Acquisition Group, Inc.
330 South Manheim Road
Hillside, Illinois 60162

Ladies and Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of the number of units of shares of common stock, $.001 par value, set forth below (the "Shares") of The Bekins Acquisition Group, Inc., a Delaware corporation (the "Company"), each unit consisting of 200 Shares, at a price of $50,000.00 per unit ($250.00 per Share), and tenders payment for such Shares by (i) delivering to the Company a certified or cashier's check, payable to the order of "The Bekins Acquisition Group, Inc." in the appropriate amount or (ii) surrendering amounts currently owed to the undersigned by Bekins Van Lines Co. in an amount equal to $250.00 per Share subscribed or (iii) a combination of those payment methods, as indicated.

The undersigned acknowledges receipt of a copy of the Offering Circular of the Company dated _________ __, 2002, relating to the offering of the Shares (the "Offering Circular") and acknowledges that this Subscription Agreement is submitted subject to all of the terms and conditions set out in the Offering Circular.

The undersigned represents and warrants to you as follows:

1. The undersigned is aware that investment in the Company involves numerous risks, including those described in the Offering Circular.

2. The undersigned is aware that any future transfer of the Shares is subject to certain restrictions contained in the Company's Bylaws and that there is no market for the Shares or liquidity in this investment. The undersigned has read and understands the applicable provisions of the Bylaws of the Company (a copy of which is included as Appendix A to the Offering Circular).

3. The undersigned understands that there is no minimum number of units or Shares that must be sold in order for the Company to accept this subscription and retain the purchase price for its own uses, and that none of the funds tendered as payment for Shares will be held in an escrow or restricted account, and may be used by the Company immediately upon acceptance of this subscription.

The undersigned further understands that:

(a) This subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

(b) Subscriptions using all cash as payment may be accepted before subscriptions surrendering amounts currently owed to the undersigned as consideration.

(c) No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement, of the Shares.

The undersigned acknowledges and agrees that it is not entitled to cancel, terminate, or revoke this subscription or any agreements hereunder and that such subscription and agreements shall survive as an obligation of the undersigned.

This Subscription Agreement and all rights hereunder shall be governed by, and shall be interpreted in accordance with, the laws of the State of Delaware (other than the conflict of laws rules thereof).

Subscribers proposing to pay for Units in whole or part by surrender of amounts payable must read and by their signature below agree to the following:

The undersigned, as an agent of Bekins Van Lines Co., is presently owed by Bekins Van Lines Co. an amount not less than the amount designated below as "Amount Tendered."

In order to pay for the Shares subscribed, if the foregoing Subscription Agreement is accepted, the undersigned hereby irrevocably surrenders to Bekins Van Lines Co. or its designee, and disclaims any further interest in or claim to, an amount up to the Amount Tendered that represents the purchase price for the number of Shares for which the Subscription Agreement is accepted. The undersigned represents and warrants that no other party has any interest in the amount surrendered, that the undersigned is fully authorized to surrender its right to receive such amount, and that the Company and each of its affiliates and each of their officers, directors, shareholders, employees, agents and representatives, shall be fully and completely protected in following the foregoing direction and applying such amounts to purchase of the Shares.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be executed by its duly authorized representative on its behalf on the date set forth below.

Amount Subscribed:

______ Units (of 200 Shares each) @ $50,000/Unit = $________ **Amount Tendered**

____
Print Complete Name of Subscriber

By:________________________________
Signature and title of authorized representative of Subscriber

Payable:
In cash, by check enclosed $________

By surrender of amounts payable $________

Address of Subscriber:

____

____

Taxpayer I.D. No. of Subscriber

____

____
Date

Accepted, as to _______ Units/ ______ Shares

The Bekins Acquisition Group, Inc.

By: ________________________________

Signature page to The Bekins Acquisition Group, Inc.
Subscription Agreement

PART F/S
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

PART III
EXHIBIT INDEX

Exhibit Number	Description
2.1**	Certificate of Incorporation of The Bekins Acquisition Group, Inc.
2.2**	Bylaws of The Bekins Acquisition Group, Inc.
3.1**	Instruments Defining the Rights of Security Holders (See Exhibits 2.1, 2.2 and 3.2)
3.2**	Form of Three-Year Convertible Promissory Note
4.1**	Form of Subscription Agreement
6.1**	Stock Purchase Agreement, dated as of December 31, 2001, by and among The Bekins Acquisition Group, Inc., GeoLogistics Corporation, The Bekins Company, Bekins Van Lines Co., Bekins Van Lines, LLC, and Bekins Worldwide Solutions, Inc.
6.2**	Amended and Restated Employment Agreement, made and entered into as of January 1, 2002, between TBAG and Larry Marzullo
6.3**	Loan and Security Agreement, dated as of March 5, 2002, among The Bekins Company, Bekins Van Lines Co., Bekins Van Lines, LLC, and Bekins Worldwide Solutions, Inc. and Textron Financial Corporation
10.1**	Consent of Ernst & Young LLP
10.2**	Consent of Altschuler, Melvoin and Glasser LLP
10.3**	Consent of Schiff Hardin & Waite (included in Exhibit 11.1)
11.1	Updated Opinion of Schiff Hardin & Waite

** Previously filed.

SIGNATURES

The issuer has duly caused this Amendment No. 2 to Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillside, State of Illinois, on June 14, 2002.

THE BEKINS ACQUISITION GROUP, INC.

By: [signature]
Name: Larry Marzullo
Title: President, Chief Executive Officer and Director

This Amendment No. 2 to Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
George Gilbert* George Gilbert	Chairman and Director	June 14, 2002
[signature] Larry Marzullo	President and Chief	June 14, 2002
H. Alan Bouffard* H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	June 14, 2002
Dale Aman* Dale Aman	Director	June 14, 2002
Robert J. Starck* Robert J. Starck	Director	June 14, 2002

W. Dean Dahle* W. Dean Dahle	Director	June 14, 2002
Howard Hagemaster* Howard Hagemaster	Director	June 14, 2002
Gary Hevener* Gary Hevener	Director	June 14, 2002
Joseph Holl* Joseph Holl	Director	June 14, 2002
Bruce Rosene* Bruce Rosene	Director	June 14, 2002
Jeffrey Vreeland* Jeffrey Vreeland	Director	June 14, 2002
Larry Wells* Larry Wells	Director	June 14, 2002

*By: [signature]
Larry Marzullo
Attorney-in-fact

<u>EXHIBIT 11.1</u>

UPDATED OPINION OF SCHIFF HARDIN & WAITE

SCHIFF HARDIN & WAITE
A Partnership Including Professional Corporations

6600 Sears Tower, Chicago, Illinois 60606-6473
Telephone (312) 258-5500 Facsimile (312) 258-5700

Chicago
Washington
New York
Merrillville
Dublin
Lake Forest

June 14, 2002

The Bekins Acquisition Group, Inc.
330 South Mannheim Road
Hillside, Illinois 60162

Ladies and Gentlemen:

We have acted as counsel to The Bekins Acquisition Group, Inc., a Delaware corporation (the "Company"), in connection with an Offering Statement on Form 1-A originally filed by the Company with the Securities and Exchange Commission on April 10, 2002, and all amendments thereto (the "Offering Statement") under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement relates to the offer for issuance and sale of shares of up to 20,000 shares of voting and non-voting common stock, $.001 par value, of the Company (the "Common Stock") with an aggregate offering price of $5,000,000.

In connection with our opinions, we have examined the Offering Statement, including the exhibits thereto, and such other documents, corporate records, and instruments, and such laws and regulations, as we have deemed necessary for that purpose. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

Based on the foregoing and subject to the qualifications set forth below, we are of the opinion that, when the Offering Statement, as it may be amended, has become qualified under the Securities Act, and any applicable state securities or Blue Sky laws have been complied with, the shares of Common Stock, when issued and sold, in the manner, and for the consideration set out in the Offering Statement, will be duly authorized, validly issued, fully paid and nonassessable.

The foregoing opinions are limited to the General Corporation Law of Delaware, and the federal laws of the United States of America, and we express no opinion as to the laws of any other jurisdiction.

The opinions expressed in this opinion letter are as of the date of this opinion letter only and as to the laws covered hereby only as they are in effect on that date. The opinions herein are limited to the matters expressly set forth in this opinion letter, and no opinion is given or may be inferred beyond the matters expressly set forth in this opinion letter.

We hereby consent to the filing of this opinion as Exhibit 11 to the Offering Statement and to the reference to us under the caption "Legal Matters" in the Offering Circular contained in the Offering Statement.

Very truly yours,

SCHIFF HARDIN & WAITE

By: ______________________
Stephen A. Marcus

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